Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2007		Years Ended December 31,
(In thousands)			2006	2005	2004	2003	2002
Pretax income from continuing operations	$536,955		1,059,575	725,648	378,075	353,773	248,622
Fixed charges, excluding capitalized interest	19,381		36,382	18,464	6,858	6,460	10,546

Earnings (A)	$556,336		1,095,957	744,112	384,933	360,233	259,168

Interest	$19,381		36,382	18,464	6,858	6,460	10,546
One-third of rents	—		—	—	—	—	—
Capitalized interest	—		—	—	—	—	—

Fixed charges (B)	$19,381		36,382	18,464	6,858	6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	28.71	X	30.12	40.30	56.13	55.76	24.58